UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No. 14)*

Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03835T101 (formerly 544192107)
(CUSIP Number)

Herbert Abramson 22 St. Clair Avenue East, 18th Floor Toronto, Ontario, Canada M4T 2S3 (416) 361-1498
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835T101 (formerly 544192107)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Technifund Inc. I.R.S. Identification No. -- Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,110
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,110
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,110 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% *
14	TYPE OF REPORTING PERSON HC

*See Item 5

CUSIP No. 03835T101 (formerly 544192107)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Herbert Abramson I.R.S. Identification No. -- Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 742,751
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 742,751
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,751 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% *
14	TYPE OF REPORTING PERSON IN

*See Item 5

 This Amendment No. 14 (the “Amendment”) with respect to the Common Stock of Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.) (the “Issuer”) amends and supplements the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on July 23, 2007. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 1. Security and Issuer

Between November 13, 2013, the date of the most recent filing of the Reporting Persons (Amendment No. 13) with respect to the Common Stock of the Issuer, and September 2014, the Issuer issued from its treasury approximately 97 million shares of Common Stock, pursuant to public offerings and upon the exercise of warrants and options to purchase shares of Common Stock.

On September 2, 2014, the Issuer announced a name change from Lorus Therapeutics Inc. to Aptose Biosciences Inc.

On October 1, 2014, the Issuer announced a reverse stock split (consolidation) of its Common Stock on the basis of one (1) post-consolidation share of Common Stock for each twelve (12) pre-consolidation shares of Common Stock, effective October 6, 2014.

Item 3. Source and Amount of Funds or Other Consideration

The net purchase price of the Common Stock reported in this Schedule 13D was CDN$11,189,164.37. The Common Stock to which this Schedule 13D relates was purchased using working capital, in respect of shares purchased by Technifund, and personal funds in respect of shares purchased by Abramson.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons may make future purchases of Common Stock and securities convertible into Common Stock from time to time and may dispose of any or all of the Common Stock and securities convertible into Common Stock owned by them at any time.

Effective December 10, 2013, Abramson stepped down from the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on October 14, 2014, the Reporting Persons’ beneficial ownership of Common Stock was 742,751 shares.  Of this amount, 656,641 shares of Common Stock were held by Abramson directly and 86,110 shares of Common Stock were held by Technifund.

(b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on October 14, 2014. Abramson exercises sole voting and dispositive power over shares held by him and Technifund.  Technifund exercises sole voting and dispositive power over the shares held by it.

(c) The following are all transactions in the Common Stock beneficially owned by the Reporting Persons that were effected since the most recent filing of the Reporting Persons with respect to the Common Stock of the Issuer, Amendment No. 13 dated November 13, 2013:

Abramson directly acquired 55,000 shares at an average price of CDN$0.27 through the exercise of common stock options on February 20, 2014.

Abramson directly effected the following purchases/sales through open market transactions:

Date of Transaction	Quantity Purchased (Sold)	Price/Share (CDN$)
7/9/14	16,000	$0.4800
9/23/14	(100,000)	$0.4950
9/25/14	(20,000)	$0.4700
10/10/14	1,300	$6.5096
10/14/14	700	$5.9793

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit B Joint Filing Agreement, dated July 31, 2007, by and between Abramson and Technifund*

* Previously filed with the Schedule 13D on July 23, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 20, 2014
/s/ Herbert Abramson
Herbert Abramson

TECHNIFUND INC.

By: /s/ Herbert Abramson
Name: Herbert Abramson
Title: President